June 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Stacie D. Gorman

gormans@sec.gov

Re:	Invesco CurrencyShares® Swedish Krona Trust
Registration Statement on Form S-1
Filed June 7, 2018
File No. 333-225505

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor (the “Sponsor”) of the Invesco CurrencyShares® Swedish Krona Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) on Thursday, June 21, 2018 at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Daniel Draper
Daniel Draper
Chief Executive Officer